Bannix Acquisition Corp.

September 7, 2021

VIA EDGAR & TELECOPY

Ms. Alexandra Barone
Division of Corporation Finance
Office of Technology
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Bannix Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-253324) (the “Registration Statement”)

Dear Ms. Barone:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on September 9, 2021, or as soon thereafter as practicable.

Very truly yours,

Bannix Acquisition Corp.

By:	/s/ Subash Menon
Name:	Subash Menon
Title:	Chief Executive Officer

September 7, 2021

VIA EDGAR

Alexandra Barone
Staff Attorney
Division of Corporation Finance
Officer of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Bannix Acquisition Corp.
Registration Statement on Form S-1
Filed February 19, 2021, as amended
File No. 333- 253324

Dear Ms. Barone:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Bannix Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 400 copies of the preliminary prospectus dated August 30, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

I-BANKERS SECURITIES, INC.

By:	/s/ Shelley Leonard
Name:	Shelley Leonard
Title:	President